March 27, 2008

Lawrence I. Rothstein
Director, President, Treasurer, Secretary and Principal Financial Officer
HMG/Courtland Properties, Inc.
1870 S. Bayshore Drive
Coconut Grove, Florida 33133

> **Re:** **HMG/Courtland Properties, Inc**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2006**
> **Filed March 30, 2007**
> **Form 10-Q for Quarterly Period Ended**
> **June 30, 2007**
> **Filed August 14, 2007**
> **File No. 001-07865**

Dear Mr. Rothstein:

    We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                Sincerely,

                                Kevin Woody
                                Accounting Branch Chief